Exhibit 12

Fiserv, Inc.

Computation of ratio of earnings to fixed charges

(Dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings calculation:
Income from continuing operations before income taxes	$541,731	$678,565	$786,168	$615,198	$482,685	$398,658
Interest on indebtedness	33,619	40,995	27,828	24,902	22,895	17,758
Estimated interest component of rental expense	33,591	36,977	35,926	36,260	34,468	28,711

Total adjusted earnings	$608,941	$756,537	$849,922	$676,360	$540,048	$445,127

Fixed charges:
Interest on indebtedness	$33,619	$40,995	$27,828	$24,902	$22,895	$17,758
Estimated interest component of rental expense	33,591	36,977	35,926	36,260	34,468	28,711

Total fixed charges	$67,210	$77,972	$63,754	$61,162	$57,363	$46,469

Ratio of earnings to fixed charges	9.06	9.70	13.33	11.06	9.41	9.58

Note: Interest component of rental expense estimated to be 1/3 of rental expense.